May 18, 2016

VIA EDGAR SUBMISSION

Lyn Shenk
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561

Re:                Hertz Global Holdings, lnc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-33139

Dear Mr. Shenk:

This letter sets forth the response of Hertz Global Holdings, Inc. (“Hertz” or “the Company”) to the comment contained in your letter, dated May 11, 2016, relating to Hertz’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016. The comment of the Staff of the Commission (the “Staff”) is set forth in bold/italicized text below, and the Company’s response is set forth in plain text immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 6

1.	We note you generate revenue from car rentals and franchise fees. Please tell us what consideration you gave to the financial statement disclosures required by ASC 952-605-45 and 50.

Response: Hertz has considered the financial statement disclosures required by ASC 952-605-45 and 50, noting that the Company’s total franchise fees inclusive of initial franchise fees comprised approximately 1.2%, 1.4%, and 1.3% of total revenues for the years ended December 31, 2015, 2014, and 2013, respectively, and therefore we believe such fees are not material. Additionally, revenue from franchise fees comprised approximately 1.0% of revenues in our U.S. Car Rental business segment, approximately 3.5% of revenues in our International Car Rental business segment, and less than 0.1% of revenues in our Worldwide Equipment Rental business segment for the years ended December 31, 2015, 2014, and 2013. In forming its conclusion on materiality, the Company notes that S-X 5-03(b) provides that if income is derived from more than one of the subcaptions described in S-X 5-03.1, each class which is not more than 10 percent of the sum of each of the items may be combined with another class. Furthermore, the Company does not operate its business in a manner that permits costs to be distinguished between its Company-owned locations and its franchised locations and the change in the number of franchised locations was not significant for the periods presented.

*  *  *

 The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.

Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.

cc:           Theresa Messinese
Securities and Exchange Commission

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